InterOil's Gulf LNG Project in Line with Project Agreement

PORT MORESBY, Papua New Guinea and HOUSTON, Sept. 27, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC), in response to statements attributed to Papua New Guinea's newly reappointed Minister of Petroleum and Energy, Minister Duma, in a press article published in PNG yesterday, confirms its full intention of delivering a world class LNG Project compliant with its 2009 Project Agreement with the Independent State of Papua New Guinea.

Having operated in PNG for more than 15 years, InterOil has worked hard to develop a lasting and constructive relationship with the people and governments of PNG. It is unfortunate that such assertions are being made by the Minister of Petroleum and Energy on the basis of preliminary interpretations of complex and permissive contractual definitions while the Project continues to develop. As a company with a long history and all of its operations and business in PNG, InterOil hopes that these actions, together with the recent period of substantial change in PNG's National Government, do not undermine PNG's status as a favourable country for foreign investment and international business.

InterOil is developing its LNG Project in compliance with its Project Agreement with the PNG government to develop a world-class LNG project of the size provided for, of international scale and quality, and using internationally recognized technology. The Company believes that reason and governance in the interests of the people of PNG will prevail, as has always been evident in its past dealings with the PNG government.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone:281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the progress on the Gulf LNG Project, compliance of the Gulf LNG project with the 2009 Project Agreement with the State, resolution of this matter, and InterOil's strategy. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, its understanding of the 2009 Project Agreement, past dealings with the State, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, the activities in PNG are subject to political, legal and economic risks, and there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.